UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No. 0)*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
RULES 13d-1(b). (c), AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(b)

Huron Consulting Group Inc.

(Name of Issuer)

Common Stock (par value $0.01 per share)

(Title of Class of Securities)

447462102

(CUSIP Number)

July 8, 2008

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 447462102

1.	Names of Reporting Persons Chelmax, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization State of Oregon U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,100,740

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,100,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,740

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) CO

CUSIP No. 447462102

1.	Names of Reporting Persons Dale R. Stockamp

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization U.S.A.

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 0

	6.	Shared Voting Power 1,100,740

	7.	Sole Dispositive Power 0

	8.	Shared Dispositive Power 1,100,740

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,100,740

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 5.7%

12.	Type of Reporting Person (See Instructions) IN

Item 1.
	(a)	Name of Issuer Huron Consulting Group Inc. (“Huron”)
	(b)	Address of Issuer’s Principal Executive Offices 550 West Van Buren Street Chicago, IL 60607

Item 2.
(a)

Name of Person Filing
(i)    Chelmax, Inc., an Oregon corporation (“Chelmax”)

(ii)   Mr. Dale R. Stockamp.  Mr. Stockamp is the Chairman, Chief Executive Officer and sole Director of Chelmax and holds a majority of the voting power of Chelmax.  As a result of the foregoing, Mr. Stockamp may be deemed to beneficially own the securities of Huron owned by Chelmax.

(b)

Address of Principal Business Office or, if none, Residence

(i)            The address of Chelmax is:
17210 Wall Street
Lake Oswego, OR 97034

(ii)           The address of Mr. Stockamp is:
17210 Wall Street
Lake Oswego, OR 97034

	(c)	Citizenship (i) The place of organization of Chelmax is the State of Oregon, USA (ii) Mr. Stockamp is a United States citizen.
	(d)	Title of Class of Securities Common Stock, par value $0.01
	(e)	CUSIP Number 447462102

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1(c), check this box. ☒
Item 4.	Ownership
Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
(a)

Amount beneficially owned:

Chelmax beneficially owns 1,100,740 shares.

Mr. Stockamp, by reason of being Chairman, Chief Executive Officer and sole Director and the holder of a majority of the voting power of Chelmax, may also be deemed to beneficially own the securities of Huron owned by Chelmax.

(b)	Percent of class: Chelmax: 5.7%. Mr. Stockamp may be deemed to beneficially own 5.7% of the outstanding Common Stock of Huron.
(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote Chelmax: 0. Mr. Stockamp: 0.
	(ii)	Shared power to vote or to direct the vote Chelmax: 1,100,740. Mr. Stockamp: 1,100,740.
	(iii)	Sole power to dispose or to direct the disposition of Chelmax: 0. Mr. Stockamp: 0.
	(iv)	Shared power to dispose or to direct the disposition of Chelmax: 1,100,740. Mr. Stockamp: 1,100,740.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
n/a

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
n/a

Item 8.	Identification and Classification of Members of the Group
n/a

Item 9.	Notice of Dissolution of Group
n/a

Item 10.	Certification

(a)  n/a

(b)  By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

July 16, 2008
(Date)

CHELMAX, INC.

By: /s/ DALE R. STOCKAMP
(Signature)

Dale R. Stockamp, Chairman and Chief Executive Officer
(Name/Title)

July 16, 2008
(Date)

/s/ DALE R. STOCKAMP
(Signature)

Dale R. Stockamp
(Name)

EXHIBIT INDEX

Exhibit No.

1.	Joint Filing Agreement, dated July 16, 2008 between the Reporting Persons.